EXHIBIT 99.1

CORRECTION: ECMOHO Announces Fourth Quarter 2019 and Full Year 2019 Preliminary Unaudited Selected Financial Data

SHANGHAI, China, March 30, 2020 (GLOBE NEWSWIRE) -- In a release issued under the same headline on Monday, March 30th by ECMOHO Limited (Nasdaq: MOHO), please note that in the 7th bullet of the 2019 Full-Year Preliminary Unaudited Selected Financial Data, the Basic and diluted net earnings per American Depositary Share have been changed. The corrected release follows:

ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO” or the “Company”), a leading integrated solutions provider in the rapidly growing non-medical health and wellness market in China, today announced its preliminary unaudited financial data for the fourth quarter and the full year ended December 31, 2019. The preliminary unaudited selected financial data and operating data presented below are subject to change and the changes may be material.

2019 Full-Year Preliminary Unaudited Selected Financial Data:

  Total net revenues were between US$329 million and US$330 million, an increase of approximately 65% to 66% year-over-year.

  The revenue increase was primarily attributable to sales growth from mother and child care products, health supplements and food, and personal care products. Top growth contributors included brand partners Wyeth Nutrition, Gerber, Abbott, Perrier, and A.H.C.

  Operating income was between US$6.1 million and US$6.7 million, a decrease of 10% to 18% year-over-year. Operating margin was between 1.8% and 2.0%, down from 3.8% in 2018.

  Operating margin declined due to declines in product sales gross margin. This was primarily a result of mother and child care products and health food, which had lower gross margins, making up a larger percent of total product sales revenue.

  Share-based compensation expenses totaled US$1.6 million in 2019, compared with US$0.4 million in 2018.

  Net income was between US$3.1 million and US$3.7 million, a decrease of 40% to 49% year-over-year.

  Basic and diluted net earnings per American Depositary Share1 (“ADS”) attributable to ECMOHO Limited’s ordinary shareholders were approximately between US$0.09 and US$0.11 and between US$0.07 and US$0.09, respectively, compared with basic and diluted net loss per ADS of US$1.03 and US$1.03, respectively, for 2018.

  Inventory days decreased from 99 days in 2018 to 78 days in 2019, as a result of the changes in product mix and improvements the Company made in its inventory management.

Fourth Quarter 2019 Preliminary Unaudited Selected Financial Data

  Total net revenues were between US$103 million and US$104 million, an increase of approximately 31% to 32% from the same quarter in 2018.

  The revenue increase was primarily attributable to sales growth from mother and child care products, health supplements and food, and personal care products. Top growth contributors included brand partners Wyeth Pharmaceutical, An-Su, Wyeth Nutrition, Perrier, Nestle NAN and Jiangzhong Shiliao.

  Operating income was between US$0.4 million and US$1.0 million, a decrease of 78% to 91% year-over-year. Operating margin was between 0.4% and 1.0%, down from 5.8% in the same quarter of 2018.

  Operating margin declined due to declines in product sales gross margin. This was primarily a result of health food and household health products, which had lower gross margin, making up a larger percent of total product sales revenue.

  Share-based compensation expenses totaled US$0.5 million, compared with US$0.4 million in the same quarter of 2018.

  Net income was between a loss of US$0.5 million and an income of US$0.1 million, a decrease of 97% to 113% from the same quarter in 2018.

  Inventory days in the fourth quarter decreased to 65 days from 97 days in the first nine months of this year. The reduction in inventory days is associated with the Company’s approach to maintain lower inventory levels outside of the months leading up to the main shopping events in China, Singles Day (November 11) and Double 12 (December 12).

Fourth Quarter 2019 Operational Highlights

  The number of major brand partners2 reached 8 in 2019 from 5 in 2018.

  Number of brands increased to 70 as of December 31, 2019, from 64 as of September 30, 2019.

  Number of brand partners decreased to 39 as of December 31, 2019, from 40 as of September 30, 2019.

  Number of cumulative paying consumers was 8.2 million as of December 31, 2019, up from 7.6 million as of September 30, 2019.

1 Each ADS represents four Class A ordinary shares.

2 A major brand partner is defined as a brand partner whose products contributed over US$10 million in revenue in a given period.

“We have not yet completed our year-end financial closing, due to disruptions caused by the COVID-19 outbreak, including preventing our employees from returning to work for some time. Nevertheless, we wish to provide our investors with some preliminary results to the extent we are able to do so. We are pleased to report a solid quarter to finish the 2019 calendar year. We ended the year with a strong revenue growth of approximately 66% year-over-year. As the COVID-19 outbreak continues to have a significant impact on China’s broader economy and several other major economies around the world, our business has faced short-term challenges but also long-term opportunities for future development”, commented Ms. Zoe Wang, Founder and Chief Executive Officer of ECMOHO.

“Over the course of last year, we experienced strong growth due to significant growth of our major brand partners. In 2019, we increased the number of major brand partners to eight from five in 2018. We have also continued to build closer relationships with major brand partners, as we believe our major brand partners will increasingly rely on the integrated services we provide during these uncertain times and into the future.”

“I strongly believe that our position as a leading integrated solutions provider in the non-medical health and wellness market in China remains solid despite the ongoing macroeconomic uncertainty. In the longer term, we remain optimistic about consumption growth in China, especially in the market in which we operate. As our platform grows in scale and our investments mature, we expect to continue to grow at a more rapid pace than the industry average.”

Business Outlook

Due to the fast evolving COVID-19 pandemic and the related business uncertainty and volatility, the Company is unable at this time to reliably estimate the impacts of COVID-19 on its financial performance and is withdrawing the previous guidance for the financial year 2020 as disclosed to the market on November 25, 2019.

Over the period from late-January to mid-March 2020, the operations of the Company were disrupted, in part, by the quarantine and travel restrictions imposed throughout China, which resulted in over 40% of the Company’s employees being unable to return to work as planned, disruptions in domestic logistics operations and increases in international shipping rates. We estimate that these disruptions and developments will have a negative impact on the Company’s results in the first quarter of 2020.  Because the outbreak is not yet contained in many parts of the world, the Company has noted disruptions to product supplies from its global brand partners in the coming months and rises in international fulfilment expenses.

For the first quarter of 2020, the Company expects net revenues to be approximately flat year-over-year, with a net margin in the range of -7% and -9%. This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions, which are subject to substantial uncertainty.

Disclosure Regarding Preliminary Unaudited Selected Financial Data

Only preliminary unaudited selected financial data of the Company is currently available and has been disclosed above. Additional financial data are not presently available because we have not yet completed our year-end financial closing due to the COVID-19 outbreak. This data may differ materially from the full financial results for 2019 when we complete our financial closing. The above data should be read in conjunction with the full financial results to be released in the future. Shareholders and investors are advised not to place undue reliance on the above data.

Exchange Rate Information

This press release contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this press release is based on the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The financial statements of the Group’s entities using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Group’s subsidiaries incorporated in PRC are translated into US$ at balance sheet date exchange rates, Income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income/(loss) on the consolidated financial statement.

The exchange rate used for translation on December 31, 2019 was US$1.00=RMB 6.9762, representing the index rates stipulated by the People’s Bank of China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. For example, the Company’s statement about its expectations for Company performance in the full year of 2019 and in 2020 is a forward-looking statement and is inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Ltd.

ECMOHO is a leading integrated solution provider in the rapidly growing non-medical health and wellness market in China. The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products. Through over seven years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Ms. Ellen Chiu
Email: ellenchiu@ecmoho.com